SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 7)*

                          HOSPITALITY PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   44106M 10 2
                                 (CUSIP Number)

                                 John A. Mannix
                              HRPT Properties Trust
                                400 Centre Street
                                Newton, MA 02458
                                 (617) 332-3990
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 26, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)
-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 2 of 13 Pages



1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            HRPT Properties Trust   I.R.S. ID No. 04-6558834

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)  |_|
             (b)  |_|

3           SEC USE ONLY


4           SOURCE OF FUNDS*

            OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)     |_|



6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland

                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              4,000,000
BENEFICIALLY
OWNED BY                  8         SHARED VOTING POWER
EACH
REPORTING
PERSON                    9         SOLE DISPOSITIVE POWER
WITH
                                    4,000,000

                          10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,435,098

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*       |_|


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%

14          TYPE OF REPORTING PERSON*

            OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 3 of 13 Pages

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Reit Management & Research LLC  I.R.S. ID No. 04-3583787


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |_|
            (b)  |_|


3           SEC USE ONLY


4           SOURCE OF FUNDS*

            OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)   |_|


6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


                          7         SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY              8         SHARED VOTING POWER
OWNED BY
EACH
REPORTING                 9         SOLE DISPOSITIVE POWER
PERSON
WITH
                          10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,495,680

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      |_|



13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%


14          TYPE OF REPORTING PERSON*

            OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 4 of 13 Pages

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Reit Management & Research Trust  I.R.S. ID No. 04-3402206


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) |_|
            (b) |_|



3           SEC USE ONLY


4           SOURCE OF FUNDS*

            OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)   |_|


6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts


                          7         SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY              8         SHARED VOTING POWER
OWNED BY
EACH
REPORTING                 9         SOLE DISPOSITIVE POWER
PERSON
WITH
                          10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,495,680

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      |_|



13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%

14          TYPE OF REPORTING PERSON*

            OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 5 of 13 Pages

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Barry M. Portnoy


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |_|
            (b)  |_|



3           SEC USE ONLY


4           SOURCE OF FUNDS*

            OO


5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)   |_|


6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              204,681
BENEFICIALLY
OWNED BY                  8         SHARED VOTING POWER
EACH
REPORTING
PERSON                    9         SOLE DISPOSITIVE POWER
WITH
                                    204,681

                          10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,204,681


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    |_|


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9%


14          TYPE OF REPORTING PERSON*

            IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 6 of 13 Pages

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Adam D. Portnoy


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) |_|
            (b) |_|


3           SEC USE ONLY


4           SOURCE OF FUNDS*

            OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)   |_|


6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              3,600
BENEFICIALLY
OWNED BY                  8         SHARED VOTING POWER
EACH
REPORTING
PERSON                    9         SOLE DISPOSITIVE POWER
WITH
                                    3,600

                          10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,003,600


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      |_|


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%


14          TYPE OF REPORTING PERSON*

            IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 7 of 13 Pages


         This Amendment No. 7 to the original Schedule 13D filed September 1, 1995, by HRPT Properties Trust (f/k/a Heath and Retirement Properties Trust), the original Schedule 13D filed March 30, 1998, by Reit Management & Research, Inc., and the original Schedule 13D filed November 12, 2003, by Reit Management & Research Trust, a Massachusetts business trust ("RMR Trust"), is being filed to reflect the acquisition by Adam D. Portnoy of shares of the outstanding capital stock of RMR Trust and the acquisition by Barry M. Portnoy of additional shares of the outstanding capital stock of RMR Trust and to update certain information.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 per share (the "Shares"), of Hospitality Properties Trust, a Maryland real estate investment trust ("HPT"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.  Identity and Background.

         The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment trust ("HRP"), Reit Management & Research LLC, a Delaware limited liability company ("RMR"), RMR Trust, Barry M. Portnoy, and Adam D. Portnoy.

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRP are Tjarda Clagett, Patrick F. Donelan, Gerard M. Martin, Barry M. Portnoy and Frederick N. Zeytoonjian. The executive officers of HRP are John A. Mannix, President and Chief Operating Officer, John
C. Popeo, Treasurer, Chief Financial Officer and Secretary, Adam D. Portnoy, Executive Vice President, Jennifer B. Clark, Senior Vice President, and David M. Lepore, Senior Vice President.

         RMR's principal business is providing management services to real estate investment trusts such as HPT and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, Evrett W. Benton, Vice President, Ethan S. Bornstein, Vice President, Jennifer B. Clark, Vice President, John R. Hoadley, Vice President, Mark L. Kleifges, Vice President, David M. Lepore, Vice President, Bruce J. Mackey Jr., Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, John C. Popeo, Vice President and Treasurer and Adam D. Portnoy, Vice President. The sole member of RMR is RMR Trust.

                                 SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 8 of 13 Pages

         RMR Trust's principal business is to act as the sole member of RMR. The principal office of RMR Trust is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees and executive officers of RMR Trust are the same as the directors and executive officers of RMR. Mr. Barry Portnoy and Mr. Adam Portnoy own all of the outstanding shares of capital stock of RMR Trust.

         Mr. Barry Portnoy is also a Managing Trustee of HPT, HRP, and Senior Housing Properties Trust, a Managing Director of Five Star Quality Care, Inc. and a Trustee of RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund and RMR Preferred Dividend Fund, each of which has its principal office at 400 Centre Street, Newton, Massachusetts 02458.

         Mr. Adam Portnoy is also an Executive Vice President of HRP and a Vice President of RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund and RMR Preferred Dividend Fund, each of which has its principal office at 400 Centre Street, Newton, Massachusetts 02458.

         Each of the individuals listed above (i) has a business address at 400 Centre Street, Newton, Massachusetts 02458, (ii) except for Mr. Donelan, is a United States citizen and (iii) except for Messrs. Clagett, Donelan and Zeytoonjian, is principally employed by RMR in the capacities specified above. Mr. Murray also serves as the President, Chief Operating Officer and Secretary of HPT, and Mr. Kleifges also serves as Treasurer and Chief Financial Officer of HPT and RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund and RMR Preferred Dividend Fund. The principal office of HPT is located at 400 Centre Street, Newton, Massachusetts 02458. Mr. Clagett is principally employed as a private investor. Mr. Donelan is principally employed as a private investor. Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products Corporation and is also a trustee of Senior Housing Properties Trust.

         Neither HRP, RMR, RMR Trust, Mr. Barry Portnoy, Mr. Adam Portnoy nor any of the other individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         There have been no material changes to the information previously reported in prior statements with respect to HRP, RMR and RMR Trust.

                                 SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 9 of 13 Pages

         Mr. Barry Portnoy acquired the Shares he owns, directly and indirectly, pursuant to a series of separate transactions between 1998 and 2005 involving purchases of Shares based upon the prevailing market prices at the time using his personal funds.

         Mr. Adam Portnoy acquired the Shares he owns pursuant to a series of grants made to him, as an executive officer of RMR, pursuant to HPT's incentive compensation plans.

Item 4.  Purpose of Transaction.

         The transactions that may require the filing of this statement are described in Item 3 above and Item 5 below. The transactions were entered into principally for investment purposes. There have been no material changes to the information previously reported in prior statements with respect to HRP, RMR and RMR Trust.

         Although Mr. Barry Portnoy and Mr. Adam Portnoy have no present intention to do so, either may make purchases of Shares from time to time, in the open market or in private transactions, including acquisitions of Shares from RMR payable to RMR pursuant to its advisory agreement with HPT, depending on their respective analysis of HPT's business, prospects and financial condition, the market for such stock, other investment and business opportunities available to them, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. Mr. Barry Portnoy and Mr. Adam Portnoy each intend to closely monitor their investments and may from time to time take advantage of opportunities presented to them. Mr. Barry Portnoy and/or Mr. Adam Portnoy may in the future also formulate plans or proposals regarding HPT, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs
(a) through (j) below.

         Depending upon Mr. Barry Portnoy's and Mr. Adam Portnoy's continuing review of their investments and various other factors, including those mentioned above, Mr. Barry Portnoy and/or Mr. Adam Portnoy may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Shares, although they have no current plans to do so.

         Except as set forth in this Item 4, neither Mr. Barry Portnoy nor Mr. Adam Portnoy has any plans or proposals which related to or would result in:

         (a) The acquisition by any person of additional securities of HPT, or the disposition of securities of HPT;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving HPT or any of its subsidiaries;

                                 SCHEDULE 13D

CUSIP NO. 44106M 10 2                                        Page 10 of 13 Pages

         (c) A sale or transfer of a material amount of assets of HPT or any of its subsidiaries;

         (d) Any further change in the present board of trustees or management of HPT including any plans or proposals to change the number or terms of trustees or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or distribution policy of HPT;

         (f) Any other material change in HPT's business or corporate structure;

         (g) Changes in HPT's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HPT by any person;

         (h) Causing a class of securities of HPT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of HPT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) HRP holds 4,000,000 Shares, which represent 5.6% of the issued and outstanding Shares.

         In addition, the trustees and executive officers of HRP own HPT Shares as follows: Mr. Barry Portnoy, directly and through a corporation of which he is the sole stockholder, 204,681 Shares; Mr. Adam Portnoy, 3,600 Shares, and other trustees and executive officers of HRP, 226,817 Shares in the aggregate. The Shares held by HRP, when aggregated with such additional Shares held by the trustees and executive officers of HRP, aggregate 4,435,098 Shares, which represent 6.2% of the issued and outstanding Shares. The Shares held by Mr. Barry Portnoy, Mr. Adam Portnoy and the other trustees and executive officers of HRP are reported herein with respect to HRP pursuant to the provisions of Items 2 and 5 of Schedule 13D. HRP, however, expressly disclaims any beneficial ownership of the Shares held by Mr. Barry Portnoy, Mr. Adam Portnoy and the other trustees and executive officers of HRP.

         RMR, as HRP's manager, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own HRP's 4,000,000 Shares. In

                                 SCHEDULE 13D

CUSIP NO. 44106M 10 2                                        Page 11 of 13 Pages

addition, the trustees, directors and executive officers of RMR and RMR Trust, including Mr. Barry Portnoy and Mr. Adam Portnoy, as described above, beneficially own 495,680 Shares in the aggregate. The Shares held by HRP, when aggregated with such additional Shares held by the directors and executive officers of RMR and RMR Trust, aggregate 4,495,680 Shares, which represent 6.3% of the issued and outstanding Shares. The Shares held by HRP, Mr. Barry Portnoy, Mr. Adam Portnoy and the other directors and executive officers of RMR and RMR Trust are reported herein with respect to each of RMR and RMR Trust pursuant to the provisions of Items 2 and 5 of Schedule 13D. RMR and RMR Trust, however, each expressly disclaims any beneficial ownership of the Shares held by HRP or any of Mr. Barry Portnoy or Mr. Adam Portnoy or other directors or executive officers of RMR or RMR Trust.

         Mr. Barry Portnoy, directly and through a corporation of which he is the sole stockholder, owns the 204,681 Shares described above. In addition, as a director and a beneficial owner of RMR Trust or RMR or as a Managing Trustee of HRP, Mr. Barry Portnoy may, under applicable regulatory definitions, be deemed to beneficially own HRP's 4,000,000 Shares. The Shares held by Mr. Barry Portnoy, when aggregated with such Shares held by HRP, aggregate 4,204,681 Shares, which represent 5.9% of the issued and outstanding Shares. Mr. Adam Portnoy holds 3,600 Shares. In addition, as a beneficial owner of RMR Trust or RMR, Mr. Adam Portnoy may, under applicable regulatory definitions, be deemed to beneficially own HRP's 4,000,000 Shares. The Shares held by Mr. Adam Portnoy, when aggregated with such Shares held by HRP, aggregate 4,003,600 Shares, which represent 5.6% of the issued and outstanding Shares. The Shares held by HRP are reported herein with respect to Mr. Barry Portnoy and Mr. Adam Portnoy pursuant to the provisions of Items 2 and 5 of Schedule 13D. Mr. Barry Portnoy and Mr. Adam Portnoy, however, each expressly disclaim any beneficial ownership of the Shares held by HRP.

         (b) HRP has sole power to vote or dispose of its 4,000,000 Shares. Barry M. Portnoy has sole power to vote or dispose of his directly and indirectly owned 204,681 Shares. Adam D. Portnoy has the sole power to vote or dispose of his 3,600 Shares. To HRP's, RMR's, RMR Trust's, Mr. Barry Portnoy's and Mr. Adam Portnoy's knowledge, each of the other trustees, directors and executive officers of HRP, RMR and RMR Trust described above has sole power to vote or dispose of the Shares he or she beneficially owns.

         (c) Other than the issuance of an aggregate of 14,300 Shares to executive officers of RMR on September 13, 2005 pursuant to HPT's incentive compensation plans, no transactions in Shares have been effected during the past sixty days by HRP, RMR, RMR Trust or the trustees, directors and executive officers of HRP, RMR and RMR Trust described above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

                                 SCHEDULE 13D

CUSIP NO. 44106M 10 2                                        Page 12 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         HRP has formed no definitive intent to sell the Shares or any portion thereof. However, depending upon its continuing review of its investments and various other facts, HRP may in the future desire, subject to any applicable securities laws, to sell all or a portion of the Shares. HPT has registered the offer and sale of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement on Form S-3 (No. 333-109658). That registration statement became effective on October 24, 2003. In connection with the registration statement, HRP and HPT entered into a Registration Agreement (the "Registration Agreement"). Under the Registration Agreement, HPT agreed to, among other things, file the registration statement and use reasonable efforts to effect the registration of the Shares and HRP, among other things, agreed to pay all expenses incurred by HPT relating to the registration and any sale of the Shares. HPT also agreed to indemnify HRP against certain liabilities, including liabilities under the Securities Act and, alternately, to contribute to payments that HRP may be required to make as a result of these liabilities.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         99.1 Amended and Restated Joint Filing Agreement, dated as of November 8, 2005, by and between HRP, RMR, RMR Trust, Barry
                  M. Portnoy and Adam D. Portnoy (filed herewith).

         99.2 Registration Agreement, dated as of October 10, 2003, by and between HPT and HRP (incorporated by reference to Exhibit 10.1 to HPT's Registration Statement on Form S-3 (No. 333-109658) filed October 14, 2003).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 8, 2005            HRPT PROPERTIES TRUST


                            By: /s/ John C. Popeo
                                John C. Popeo
                                Treasurer, Chief Financial Officer and Secretary


                            REIT MANAGEMENT & RESEARCH LLC


                            By: /s/ John C. Popeo
                                John C. Popeo
                                Vice President and Treasurer


                            REIT MANAGEMENT & RESEARCH TRUST

                            By: /s/ John C. Popeo
                                John C. Popeo
                                Vice President and Treasurer


                            /s/ Barry M. Portnoy
                            Barry M. Portnoy, individually


                            /s/ Adam D. Portnoy
                            Adam D. Portnoy, individually